

03050652

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Hip Interactive

*CURRENT ADDRESS: 240 Superior Blvd.
Mississauga, Ontario
Canada

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34720 FISCAL YEAR 3/31/02

*• Complete for initial submissions only ** Please note name and address changes*

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OICF/BY: [signature]

DAT[illegible] : 5/21/03

July 2, 2002

Dear Fellow Shareholder,

I am pleased to report to you on Hip Interactive Corp.'s annual results for fiscal 2002. For the fiscal year ended March 31, 2002, Hip generated sales of $280.3 million, an increase of 53% over the same 12-month period last year, or 44% over the 15-month fiscal period ended March 31, 2001. Our on-going operations, consisting of video games, PC games, accessories, movies and arcades, produced a net income after taxes of $3.8 million or $0.09 per share. We are encouraged with the performance and results of our core business and the fact that it continues to exceed our expectations.

Over the last year, Hip evaluated all aspects of its business and made the decision to exit or discontinue its non-core, non-performing businesses. This evaluation resulted in the sale of the Canadian assets of Microplay Entertainment & Video Centres Inc., our franchise operation, and the sale of Hip's minority interest in PC@Home Entertainment, Corp. As well, Hip recently completed the wind-down of its Interactive Media division and related business units. While the time spent in that sector of the industry was very educational, a profitable model is not yet attainable. Therefore, we are of the opinion that this area of the business will not meet our objectives until such time as a model can be proven to add to Hip's net income.

During fiscal 2002, management at Hip worked hard to strengthen its customer and supplier relationships. As I have mentioned before in letters to you, the excellent results Hip experienced over the last fiscal period could not have been achieved without the tremendous support of our business partners. Our suppliers more than doubled the lines of credit made available to us to support the continued growth we enjoy with our retailers. Our relationships with all our business partners continue to be of the utmost importance to us.

In preparing our financial statements, which you will find in the last section of this annual report, we have taken a conservative approach. That is, we have taken a close look at our Goodwill and other assets and made provisions that will enable the Company to minimize any ill effects over the next year. To be prudent, Hip will continue to take a conservative stance in preparing its financial statements. In so doing, we believe we have created a very strong foundation on which to build the business.

In addition, we are focused on improving our corporate governance. You will notice that at our Annual Meeting of Shareholders we will be approving a new slate of directors. The changes proposed are undertaken to improve the mix of professionals on Hip's Board, particularly in the areas of financial accounting, investment banking and electronic entertainment industry experience. By strengthening the Board, management believes the Company will increase its market visibility and ultimately enhance shareholder value through improved strategic guidance in the face of rapid industry growth and future business opportunities.

Our overall financial objectives going forward are to achieve an EBITDA (earnings before interest, income taxes, depreciation and amortization) margin of 6% and a 3% net earnings margin. To that end, our strategy is to focus our efforts and capital on using our core distribution business to build our higher margin businesses of publishing and licensing and our proprietary line of video game accessories, *Hip Gear*™. In addition, management is committed to cost reduction. We have already taken significant steps to cut costs, overlap and waste and have taken about $2.6 million of expenses out of our operations. We will continue to operate Hip in the most efficient manner possible, yet remain fully equipped to manage the expected growth.

I would like to take this opportunity to thank all our employees for their commitment to Hip and its growth. We strive to provide them with an exciting and challenging work environment and are pleased with the enthusiasm and service they provide, not only to the corporation, but also to our customers and suppliers.

All of us at Hip would like to thank you for your continued support. We look forward to seeing you at our Annual General Meeting at The TSX Conference Centre on August 22, 2002.

On behalf of the Board,

Arindra Singh, President & Chief Executive Officer
Hip Interactive Corp.

2002-2005: STRONG PERIOD OF INDUSTRY GROWTH

The years 2000 and 2001 were defined as "transition years" in the electronic entertainment industry due to the launch of new consoles. In October 2000, Sony launched its PlayStation2 and during the second half of 2001, Nintendo launched the Game Boy Advance handheld console and its Game Cube, while Microsoft introduced its Xbox. The transition is a result of consumers waiting for new hardware before purchasing, which inevitably slows the sale of software and accessories. With the challenging transition years of 2000 and 2001 over, industry experts and analysts are looking to a strong period of growth in the coming years.


in $US billions
source: International Development Group, March 2002
12.00
10.00
8.00
6.00
4.00
2.00
0.00
7.79
10.17
12.72
12.80
2000
2001
2002E
2003E
Console Hardware
Console Software
PC Game Software
Accessories

2002 and 2003 mark the peak of the current industry cycle

Industry experts predict that for the first time in the 23-year history of video games, three unique and non-compatible consoles may be able to survive at the same time. The technology, product features, and consumer marketing of three extremely powerful companies, Sony, Microsoft and Nintendo, may lead to unprecedented household penetration of over 50% in the United States and Canada.

STRATEGIES FOR GROWTH, PROFITABILITY AND IMPROVED MARGINS

Hip Interactive looks beyond the industry growth to opportunities that will enhance the natural growth in the business and build shareholder value through better margins and increased earnings.

One way in which Hip seeks to improve margins is to constantly monitor its operations and reduce expenses in the system. Hip is also continually seeking new products and services to grow its business. To this end, over the last fiscal period, Hip added its own line of video game accessories, grew its licensing and publishing and exclusive distribution businesses, increased its base as a third party logistic services provider and launched its movie distribution division. These areas capitalize on Hip's existing infrastructure, increase cash flow and take advantage of Hip's already strong customer and supplier relationships.

Hip's strategy going forward consists of specific goals in every area of its business to build the Hip brand. One area of growth lies in seeking exclusive distribution agreements, which simultaneously increase margins and market share for Hip. A summary of Hip's specific business segments and strategies are outlined below.

HIP INTERACTIVE CORP.

VIDEO GAMES: PROGRAMS TO BENEFIT HIP & ITS BUSINESS PARTNERS

For fiscal 2002, our Video Game Division, which distributes video game consoles, software and accessories, surpassed management targets, achieving $221.9 million in sales. This division distributes all first party products (hardware and software) from Sony, Microsoft and Nintendo, as well as products from all licensed third party publishers and developers. While some video game manufacturers ship directly to large national retailers, to date, Hip supplies all national non-direct retailers with their video game products and Hip is the primary video game supplier to most Canadian retailers.

Over the next fiscal period, a clear priority for our Video Game Division is to maintain the strength and quality of our business relationships and to build upon new opportunities with our national and independent retailers, while developing new channels for distribution. The Division plans to develop its higher margin value video game software business in Canada, with programs that take old titles and sell at a new price point in order to help retailers and publishers better manage inventory levels and create new revenue streams. Hip's first priority will be the national retailers, but non-traditional retailers in Canada will also be included in the target market. Our Video Game Division will endeavor to seek new opportunities in the independent video game retail market by establishing incentive programs for customers. Furthermore, video game distribution systems, operations and logistics are being re-evaluated and upgraded on an on-going basis to ensure excellence of delivery at the lowest cost.

HIP GEAR VIDEO GAME ACCESSORIES: HIGH QUALITY, VALUE PRICED PRODUCT

In fiscal 2002, Hip launched its proprietary line of video game accessories, branded under the trade name *Hip Gear*. *Hip Gear* is designed to blend innovation and creativity with an eye for the consumers' and retailers' desire and need for high quality, value priced accessories for all current generation consoles. New accessory products are continually being designed to differentiate our brand and to provide the market with creative and exclusive products. For its first year, *Hip Gear* made its priority to gain shelf space at major video game retailers in order to create a recognized brand. At launch, *Hip Gear* shipped 11 new Game Boy Advance accessories and grew the line to over 40 products by the end of the year, covering all video game console systems. To date, our products are carried in such leading video game retailers as Wal-Mart, Blockbuster, Future Shop, Electronics Boutique, Radio Shack and Toys R Us. In addition, Hip creates private label game bundles for Wal-Mart, Future Shop and Toys R Us, where Hip also delivers the "High Frequency" private label accessories across Canada.

By shipping more than 500,000 units into the market this year, between the *Hip Gear* brand and Hip supplied private label, Hip was able to get closer to its goal of getting its products into the hands of as many consumers as possible. Management believes positive experience by these consumers will translate into strong consumer loyalty and will bring Hip closer to its goal of having its *Hip Gear* brand in every major video game retailer across North America.

In less than one year of operation, *Hip Gear* has already generated sales of $9.1 million at significantly higher margins than our regular distribution businesses. Management of Hip expects sales in the accessories division to increase substantially over the next fiscal period. Current customer programs will be expanded and as many as 15 new products will be added to the *Hip Gear* line, including PlayStation2 bundles, portable LCD screens and high capacity memory cards. In addition, management has already taken steps to increase its exposure and sales in the U.S. market by hiring a key U.S. sales professional. Brand momentum also will be maintained by enhancing our current strategies through closer strategic alliances with suppliers in the Far East and the offering of unique retail solutions to retailers.

ANNUAL REPORT 2002

PC GAMES: INCREASING MARKET SHARE IN A LOW GROWTH INDUSTRY SECTOR

During fiscal 2002, Hip's PC Games Division continued to outperform the industry sector and increase its market share. For the 12-month period ended March 31, 2002, PC Games recorded sales of $36.8 million, a 17% increase over the 15-month period ended March 31, 2001. The Division was able to achieve this growth by increasing front line PC game titles, improving its higher margin value programs offered to retailers and working diligently to grow its exclusive distribution and publishing and licensing business (described below). The PC Games Division continues to work with developers, publishers and retailers to develop programs and inventory management solutions to benefit both Hip and its partners.

For the coming fiscal period, the PC Games Division will strive to increase sales and margins by increasing the market share and increasing value programs, which provide higher margins. The PC Games Division also will continue its focus to capitalize on opportunities and to provide superior service to retailers and publishers, thereby enabling the division to continue to increase its market share throughout North America.

PUBLISHING & LICENSING: HIGHER MARGINS, HIGHER MULTIPLES

To earn higher margins, Hip has launched a North American Publishing and Licensing business which leverages the company's existing distribution infrastructure to move up the video game supply chain. Hip has entered into several distribution and licensing arrangements with publishers and developers from around the world. The licenses give Hip the right to publish and/or distribute PC and video game titles exclusively for North America and generally fall into three types of arrangements:

Exclusive Distribution – Exclusive Distribution is the sole right to supply a publisher's product in the US, Canada or North America. No licensing fees are required and Hip earns a higher margin than in regular distribution agreements while assuming no responsibility for marketing, price protection or product returns. During fiscal 2002, Hip secured several exclusive distribution agreements with publishers such as CDV, Groove Publishing, Pier 57 and Monkeystone.

Licensed Distribution: To be a licensed distributor, a licensing fee is paid up front as an advance. The titles which are distributed in this manner are stronger, front line games that help to build Hip's reputation as a provider of quality product. Hip has licensed select titles for North American distribution including *Duke Nukem: Manhattan Project*, *Warrior Kings* released in the first quarter of fiscal 2003 and, due to be released this fall, *Devastation*.

Licensed Publishing: Again, a licensing fee is paid up front and Hip is identified as the publisher on the packaging. These are value titles that have been self-funded to or near to completion by the developer or have already been released in other countries. Hip publishes these titles for North America and assumes all responsibility for marketing, price protection and product returns and, in exchange, Hip earns higher margins. As a publisher, Hip licensed and released *War Commander* and *Hooligans* in the first quarter of fiscal 2003, with *Incoming Forces* expected for release before the end of Hip's second quarter. Finally, since its fiscal year end, Hip secured a licensing agreement with The Learning Company (TLC) to publish all TLC titles for Canada for a one-year period. TLC develops edutainment (educational entertainment) titles with such lines as Carmen Sandiego, Cluefinder, Mavis Beacon, and Scooby-Doo.

Currently, the Division sells PC games exclusively, but Hip plans to add console titles over the next fiscal year. As well, for fiscal 2003, of the three types of arrangements given above, Exclusive Distribution is expected to represent 75% of the titles released for the Publishing and Licensing Division. However, during fiscal 2004, Hip will undertake to grow the Publishing aspect of the business significantly.

MOVIES: NEW AREA WITH SUBSTANTIAL GROWTH POTENTIAL

In 2001, Hip entered the over $2 billion Canadian DVD and VHS movie business to capitalize on the growing movie market. Hip completed distribution agreements with all of the major movie studios, including Columbia TriStar, The Walt Disney Company, Universal Studios, Warner Brothers, Twentieth Century Fox and Paramount Pictures. Distribution arrangements have also been concluded with select independent studios. Hip has been able to leverage its existing distribution infrastructure to become a major presence in the Home Video Distribution business and currently supplies DVD and VHS movies to retailers across Canada.

Since the fiscal year end, Hip was named one of two distributors for Columbia TriStar Home Entertainment in Canada. The Hip Movie Division has been identified as an area of significant growth potential with substantial growth in the next fiscal period. The growth will be attained with new national accounts and new independent business.

HIP COIN INC: NEW AREAS TO ACHIEVE GROWTH IN THE ARCADE SECTOR

Despite several closings of Cineplex Odeon and Famous Players theatres, Hip Coin Inc. (formerly Microplayground Entertainment Inc.) made a great deal of progress over the last year. Most notably, Hip Coin, which until last year only managed coin-operated video game arcades, now rents and distributes coin-operated machines. The newly launched distribution and rental side of the coin-op business now represents JVL video countertop and signed an exclusive agreement with Simaction for its race driving game. As well, Hip Coin became a distributor for Sega and Namco, in addition to ICE, Foto Fantasy, Apple Industries, Global VR and Ronbotics. Since the year-end, Hip Coin also became a distributor for Konami. Hip Coin has streamlined its operations in order to increase the profitability within the business.

For the next fiscal year, Hip Coin plans to increase sales and EBITDA by increasing the distribution and sales component of its business. To achieve such growth, Hip Coin will be seeking new accounts and new markets. For example, Hip Coin will be operating EA Sports PGA Tour online golf game in restaurant chains nationally and will be administering the EA Sports PGA Tour online tournament for Canada. It is expected that further growth will be achieved with the expansion of the Putting Edge locations in both Canada and the United States. Finally, Hip Coin plans to aggressively pursue partnerships with arcade manufacturers and publishers for software licensing agreements.

SOLID LEADERSHIP FOR STRONG GROWTH – 100 YEARS OF INDUSTRY EXPERIENCE

Hip has brought together an experienced group of professionals and entrepreneurs in the electronic entertainment industry to build a solid management team that is committed to building Hip into a highly efficient and successful provider of consumer electronic entertainment. Most members of Hip's senior management team have operated their own video game and PC game businesses and together have over 100 years combined industry experience.

INDUSTRY PARTNERSHIPS KEY TO BUILDING FOR THE FUTURE

One of the key success factors in the video game industry is the development and maintenance of customer and supplier relationships. The strength of Hip's management team, their relationships in the industry and the company's ability to provide customer and supplier solutions have contributed immensely to Hip's leading industry position. Hip remains committed to meeting the needs of its suppliers by building their brands and representing their products to retailers, where Hip is dedicated to building sales and profits with retail solutions and superior service, thereby providing mutual success for all business partners.

HIP INTERACTIVE CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the fiscal year ended March 31, 2002 compared with the fifteen months ended March 31, 2001 provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2002 and for the 15-month period ended March 31, 2001. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risks Factors".

GENERAL

Hip Interactive Corp. ("Hip" or the "Company") (www.hipinteractive.com) is one of North America's largest providers of PC and video game software, video game consoles and accessories. The Company distributes first party products including Sony, Microsoft and Nintendo hardware, software and accessories as well as third party video game software from all licensed video game publishers. Hip uses its video game distribution business to leverage into higher margin, higher growth areas of the video game industry, such as the manufacture and distribution of its proprietary line of video game accessories, *Hip Gear*, and the licensing and publishing of software titles for game developers.

During fiscal 2002, the Company operated in three principal segments: *Distribution, Retail* and *Interactive Media.* The Company discontinued its Interactive Media operations as of March 31, 2002 and sold the Canadian franchise assets of Microplay Entertainment & Video Centres Inc. ("Microplay") to Jumbo Entertainment Inc. Consequently, since April 1, 2002, the Company operates in only two segments: *Distribution* and *Retail.* The Distribution Business segment operates through the Company's wholly-owned subsidiary, Hip Interactive Inc. (formerly Hip Interactive Canada Inc.). The Distribution Segment sells video game products to retailers across North America and is comprised of the following six business units: (1) Video Game (game hardware consoles and software), (2) PC Game (software), (3) Movies (VHS and DVD movies), (4) Hip Gear (accessories) (5) Publishing and Licensing (software) and (6) 3PL (Third Party Logistics). The Retail Segment, which operates through the Company's wholly-owned subsidiary, Hip Coin Inc. (formerly Microplayground Entertainment Inc.), operates location-based entertainment centres (or coin-operated games) in various locations throughout North America.

Operational Overview

The Company's core Distribution business experienced significant growth in the year ended March 31, 2002, as it was particularly successful in exploiting the overall growth in the electronic entertainment industry, principally through the acquisition of new national accounts and improved marketing programs with ongoing accounts. The Company's Retail business maintained its market position in Canada in a weak year for this segment of the entertainment industry given the tragic events of September 11, 2001.

During the fall of 2001, the management structure at Hip was substantially restructured which changes included the appointment of the Company's current President & Chief Executive Officer, Arindra Singh, and the appointment of its current Chief Financial Officer, Peter Lee. Under this new management, the Company set specific operational and financial objectives for the last half of the year that focused on delivering increases in earnings and cash flow.

By year-end, virtually all of these objectives had been achieved. In addition to the short-term objectives for 2002, management set medium term targets for the Company and for each business segment.

Consequently, fiscal 2002 was a pivotal year for Hip. The Company closed or exited non-core, non-profitable businesses, strengthened its balance sheet through a private placement equity issue, provided against all non-performing assets and reduced costs in its ongoing operations. More specifically, during the year the Company:

(a) sold its 51% interest in PC At Home Entertainment, Corp.;
(b) sold substantially all of the assets of its wholly-owned subsidiary, Microplay Entertainment & Video Centres Inc.; and
(c) discontinued its Interactive Media segment.

In May 2001, the Company completed a credit facility with Congress Financial Corporation (Canada), establishing a three-year committed loan facility of $30.0 million and a $5.0 million credit line for acquisitions. See also the heading "Liquidity and Capital Resources" contained herein.

The Company's financial position improved significantly in the twelve-month period ended March 31, 2002. Cash generated from operations increased by more than $9.0 million in 2002 compared to 2001 and tangible net worth increased to $13.0 million from $10.8 million.

Financial Overview
Revenue for the year ended March 31, 2002 was $280.3 million compared to $194.0 million for the fifteen months ended March 31, 2001, representing an increase of $86.3 million or 44%.

Loss from continuing operations was $0.4 million with basic and diluted loss per share from continuing operations of $0.01 compared with earnings from continuing operations of $0.9 million or $0.02 per share for the fifteen months ended March 31, 2001.

During the quarter ended March 31, 2002, Hip discontinued its Interactive Media operations and recorded an after-tax loss relating to the discontinuance of operations of $0.9 million. The Company's Interactive Media operations were carried on through the Company's wholly-owned subsidiaries, Elecplay.com Productions Inc. ("Elecplay"), Gamesmania Inc. ("Gamesmania") and Software Online Inc. ("Software Online"). At various times in the year ended March 31, 2002, the Company completed amalgamations of Elecplay, Gamesmania an Software Online into its main operating company, Hip Interactive Inc., in order to eliminate costs and access tax losses contained within Elecplay, Gamesmania and Software Online. In addition, the Interactive Media business had after-tax operating losses of $1.3 million for the year. Consequently, the Company's net loss from continuing and discontinued operations was $2.5 million or $0.06 per share on both a basic and diluted basis compared to a net loss of $3.5 million or $0.09 per share for the fifteen months ended March 31, 2001.

Operating results for fiscal year 2002 were impacted by transactions that did not arise as part of normal day-to-day operations. Management believes that in addition to net loss from continuing operations and net loss from continuing and discontinued operations, net earnings from the Company's ongoing operations is a useful measurement for assessing the Company's operating performance, as it provides investors with an additional basis to evaluate the Company's operating performance for the year. Such non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP and therefore the Company's method of calculating net earnings from ongoing operations may differ from the methods that would be used by other companies. As a result, net earnings from ongoing operations disclosed here might not be comparable to other similarly titled measures disclosed by other companies. The Company's operating results from ongoing operations exclude the following:

- Operating losses of Microplay, a business sold in January 2002;
- Costs and expenses totaling $1.8 million, which principally include, write-offs of non-productive assets and consulting fees paid during the year to contractors under contractual agreements which were terminated on March 31, 2002;

- Other expenses totaling $5.1 million, including the write-down of fixed assets, write-down of a portfolio investment (Yummy Interactive), loss on disposal of Microplay, provision for severance costs, aborted acquisition costs, loss on disposal of PC At Home and head office relocation costs; and
- Income tax recoveries totaling $3.9 million.

The ongoing operations of Hip are comprised of the distribution of video game software, video game hardware, PC games, video game accessories, movies, and the operation of video arcade equipment in retail locations, movie theatres and entertainment complexes. In addition, Hip publishes and licenses software titles, manufactures and distributes its proprietary line of video game accessories, *Hip Gear*, and provides third party logistics services to various publishers of video game products.

The Company's ongoing operations had earnings for the year of $3.8 million or $0.09 per share on both a basic and diluted basis.

A reconciliation between net loss from continuing and discontinued operations and net earnings from ongoing operations is provided below.

	$ millions
Net loss for the period	(2.5)
Discontinued operations	2.1
Loss from continuing operations	(0.4)
Other expenses	**(A)** 5.1
Adjustments to GAAP statements to arrive at ongoing operations	**(B)** 1.8
Losses of Microplay	1.2
Benefits of income tax losses recognized and tax recoveries relating to the items above	(3.9)
Earnings from ongoing operations	$ 3.8

(A)	
Write down of coin operated video game equipment	2.0
Total obligations under terminated consulting contracts	1.0
Write down of investment in Yummy Interactive	0.8
Losses on disposal of PC At Home	0.3
Losses on disposal of the assets of Microplay	0.4
Costs incurred in connection with the aborted acquisition of Video One	0.3
Head office relocation costs	0.2
Severance obligations to terminated employees	0.1
	$ 5.1

(B)	
Write offs of non-productive assets	0.9
Incentive costs related to employment contracts of key senior employees	0.7
Consulting fee paid during the year to contractors under contractual arrangements which were terminated as at March 31, 2002	0.2
	$ 1.8

In summary, Management is encouraged by the Company's ongoing operations having outperformed its expectations for 2002. As a result of all of the write-offs and provisions recorded in fiscal 2002 and with the continuing support of its suppliers, customers and institutional lender, Hip has a fundamental financial foundation from which it can capitalize on the significant growth expected in the electronic entertainment industry over the next few years.

QUARTERLY INFORMATION

A summary of selected financial information of the Company for each of its last nine quarters ending prior to March 31, 2002 is presented below. Please note that Sales and Earnings (loss) from continuing operations figures relating to quarters previously disclosed, have been restated to reflect the discontinuance of Operational Excellence and Interactive Media.

	Three Month Period Ending								
in $ millions (except earnings per share)	March 31, 2002	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001	December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
Sales	57.9	125.8	54.8	41.8	50.6	82.4	34.1	18.3	8.6
Earnings (loss) from continuing operations	(5.7)	4.4	1.2	(0.3)	(2.4)	2.3	0.7	(0.3)	0.1
Net earnings (loss)	(6.5)	4.3	0.7	(1.0)	(8.0)	1.5	2.7	0.2	0.1
Basic and diluted earnings per share from continuing operations	(0.13)	0.10	0.03	(0.01)	(0.06)	0.06	0.01	0.01	0.00
Basic and diluted earnings per share from continuing and discontinued operations	(0.16)	0.10	0.02	(0.02)	(0.19)	0.04	0.06	0.00	0.00

RESULTS OF OPERATIONS

As stated, during fiscal 2002, the Company operated in three principal segments: *Distribution, Retail* and *Interactive Media.* An analysis of operations for each of these three operating segments is provided below.

Distribution

Sales

Sales for the year ended March 31, 2002 were $273.7 million compared to $186.2 million for the 15-month fiscal period ended March 31, 2001. On March 31, 2000, the Company acquired SJS Group Ltd., a video console, video game software and related accessories business, and therefore sales for fiscal 2002 are fully comparable with fiscal 2001.

The year-over-year increase of $87.5 million or 47% was attributable primarily to an increase in the installed base of Sony's PlayStation2 game console, released October 2000, and, to a lesser extent, the launch of Microsoft's X-Box and Nintendo's Game Cube during November 2001. These new product introductions and a general increase in demand for video game products resulted in an increase in sales of video game consoles of $40.6 million or 84%. The resulting increase in the installed base of new console platforms drove significant increases in sales of: video game software ($33.2 million or 36%) and accessories, including the Company's proprietary *Hip Gear* line ($9.1 million), which was launched in September 2001.

The Company's Movie business unit commenced operations in November 2001 and achieved sales for the five months ended March 31, 2002 of $5.9 million.

PC software sales for the year increased $5.3 million or 17% compared to the fifteen-month fiscal period ended March 31, 2001.

In summary,

Sales in $ millions	Year ended March 31, 2002	15 Months ended March 31, 2001	$ Increase (decrease)	% Increase (decrease)
Video Game Software	125.2	92.0	33.2	36%
Console Hardware	89.2	48.6	40.6	84%
PC Software	36.0	30.7	5.3	17%
Hip Gear	9.1	-	9.1	n/a
1st Party Accessories	7.5	8.5	(1.0)	(12%)
Movies	5.9	-	5.9	n/a
3PL	0.8	0.7	0.1	14%
Sales of PC At Home	-	5.7	(5.7)	n/a
	$273.7	$186.2	$87.5	47%

Gross Margin

Gross margin for the year ended March 31, 2002 was 8.6% compared to 11.2% for the 15 months ended March 31, 2001. Factors contributing to the decline were sales mix differences relating to a larger percentage of lower margin hardware sales, additional inventory provisions and the negative impact of a weakened Canadian dollar.

After a detailed review of all of the Company's assets including inventory, the Company recorded a pre-tax provision totaling $3.1 million for slow moving inventory, in arriving at net earnings from ongoing operations. This provision was based on a detailed review conducted by the Company on its own inventory, as well as inventory sold to, but not sold through to, the ultimate consumer and still on hand at its customers premises. Although the Company has only a limited legal responsibility to its customers for their slow moving inventory, in the spirit of a true business partnership with its customers, the Company acknowledges its obligation to provide markdown support to assist them in the selling of their slow moving product. Consequently, with these provisions in place, the Company is well prepared to address any issues with respect to its inventory, and more importantly, with respect to its customers inventory. Through improved inventory management, the Company expects to be better able to increase product flow of fresh inventory and sales velocity through to the end consumer.

Operating Expenses

For the year ended March 31, 2002, operating expenses in the Distribution segment were $13.5 million or 4.9% of sales compared to $9.3 million or 5.0% of sales for the 15 months ended March 31, 2001. The year-over-year increase of $4.2 million was comprised of increased variable costs, principally related to warehousing and shipping as well as increased fixed costs, substantially implemented by March 31, 2001, as the Company built the infrastructure required to support anticipated future growth. Warehouse capacity in Ontario (by virtue of the Company's main operating entity, Hip Interactive Inc., moving to larger leased premises) was doubled and sales and administrative support staff levels were increased to service incremental sales volumes to existing and new national and independent accounts.

Operating Profit

Distribution operating profit for the year ended March 31, 2002 was $10.0 million or 3.7% of sales versus $11.4 million or 6.1% of sales for the 15 months ended March 31, 2001. Operating profit for the year ended March 31, 2002 was negatively impacted by the increased inventory provisions as indicated above.

Retail

Revenue for the year ended March 31, 2002 from the Company's Hip Coin retail division was $5.6 million compared to $5.8 million for the 15 months ended March 31, 2001. The business was negatively impacted by reduced traffic at movie theatre and entertainment complex locations where the Company's equipment is located, due to the tragic events of September 11, 2001. For the year ended March 31, 2002, Hip Coin's pre-tax operating loss after other costs (as described below), amortization and interest expense was $3.0 million compared to a loss of $0.9 million for the 15 months ended March 31, 2001. Included in the loss of $3.0 million for fiscal 2002, the

Company recorded other costs totaling $3.0 million including, a write down of its video game equipment and provisions for terminated consulting contracts and non-productive assets. Consequently, on an ongoing basis, the Company's Hip Coin business operated at a break even.

The Company sold its Microplay franchising business on January 9, 2002. Microplay had revenue to January 9, 2002 of $1.0 million, compared to $1.9 million for the 15 months ended March 31, 2001. Microplay's pre-tax operating loss after amortization was $1.2 million for the year ended March 31, 2002 compared to a break even for fiscal 2001. The continuing losses of this business were the underlying factor in Management's decision to sell the Canadian assets and exit the franchising business.

Interactive Media

On March 28, 2002, the Company approved a formal plan of disposal in connection with its Interactive Media segment effective March 31, 2002. Subsequent to year-end, the Company sold the assets of Elecplay.com Productions Inc., the Company's television production business. The remaining operations were closed by June 30, 2002. Losses from the discontinued Interactive Media business segment for the year ended March 31, 2002 totaled $1.3 million. Loss on discontinuance of Interactive Media operations amounted to $0.9 million. Although Management feels that it gained a wealth of knowledge and experience in this sector, it nonetheless did not feel it appropriate to continue investing in this area, especially given the lack of profitable models and consumer acceptance.

Corporate General and Administrative Expenses

Corporate general and administrative expenses were $4.3 million for the year ended March 31, 2002 compared to $3.1 million for the 15 months ended March 31, 2001. The increase of $1.2 million was primarily due to incremental expenditures relating to the Company's corporate head office including: salaries and benefits, bank charges relating to the new loan facility, insurance, audit, legal and statutory reporting. Management is focused on reducing overhead costs and, during the year, commenced a review of all head office costs and anticipates that the benefit of these cost reduction efforts will be recognized in 2003.

Interest Expense

Interest expense was $1.6 million for the year ended March 31, 2002 versus $0.8 million for the 15 months ended March 31, 2001 as average bank borrowings and capital lease obligations have increased to finance the Company's growth.

Amortization

Amortization of capital assets was $1.8 million for the year ended March 31, 2002 compared to $1.7 million for fiscal 2001.

Effective April 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accounts Handbook Section 3062 with respect to accounting for goodwill. Under the new standard, goodwill is no longer to be amortized, but is to be subject to an annual evaluation to determine if an impairment in value has occurred. Such evaluation is based on an analysis of profitability projections by reporting unit and the associated underlying fair values.

Under the transitional provisions of the standard, the Company identified its reporting units and performed impairment tests on the goodwill associated with each of the reporting units. The Company completed the initial step of the transitional impairment test of its Goodwill as of April 1, 2001 in accordance with the standard and determined that based on an assessment of the fair values of the Goodwill relating to its Interactive Media and Microplay reporting units compared to the carrying values, a Goodwill impairment loss is required. The Company completed the final step of the transitional impairment test and the resulting impairment loss of $7.4 million was charged to opening deficit as at April 1, 2001 in accordance with the standard.

Income Taxes

An income tax recovery of $2.1 million was recorded for the year ended March 31, 2002 compared to an income tax expense of $3.7 million for the 15 months ended March 31, 2001.

Effective October 9, 2001, the Company amalgamated its discontinued business, Operational Excellence Inc., with its wholly-owned subsidiary, Hip Interactive Canada Inc. Income tax loss carry-forwards of Operational Excellence and current losses relating to the discontinuance of Operational Excellence's business operations have been recognized in the accounts as a reduction to current income taxes payable. During the year, the Company recognized a current income tax benefit amounting to approximately $1.6 million relating to the tax losses of Operational Excellence.

Net Earnings and Earnings Per Share

Net loss for the year ended March 31, 2002 was $2.5 million, or $0.06 per basic and diluted share, compared to loss of $3.5 million, or $0.09 per basic and diluted share, for the 15 months ended March 31, 2001.

Loss from continuing operations for fiscal 2002 was $0.4 million or $0.01 per basic and diluted share compared to earnings from continuing operations of $0.9 million or $0.02 per basic and diluted share for the 15-month period ended March 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended March 31, 2002, Hip used cash of $1.3 million. The Company funded its growth primarily with internally generated cash flow and increased supplier credit limits. Bank indebtedness decreased by $1.6 million during the year.

The Company's working capital requirements are provided by internally generated cash flow and a $30 million credit facility with its asset-based lender, Congress Financial Corporation (Canada). Management believes that in addition to its credit facility with Congress Financial, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth.

In January and February 2002, Hip completed a private placement of 5,687,214 units ("Units") raising gross proceeds of approximately $4.4 million. Each Unit consisted of one common share and one-half of a common share purchase warrant, at a price of $0.75 per Unit (except for 755,000 Units sold to "insiders" of Hip at a price of $0.80 per Unit). Each whole common share purchase warrant is exercisable for one common share at an exercise price of $0.94 per share for 18-months from the date of issue. In connection with the private placement, the Company issued 337,205 brokers warrants entitling such brokers (consisting of Jennings Capital Inc., CIBC World Markets Inc. and Jones, Gable & Company Limited) to acquire 337,205 common shares of Hip, at $0.75 per share, until January 23, 2004.

Capital expenditures were $2.0 million in 2002, compared to $1.7 million during fiscal 2001. Capital expenditures are forecast to be approximately $2.0 million for the fiscal year ending March 31, 2003, including $0.8 million to be invested in a new Enterprise Resource Planning (ERP) system.

Balance Sheet

As at March 31, 2002, the Company had assets of $74.6 million compared to $83.8 million as at March 31, 2001. Shareholders' equity was $30.8 million as at March 31, 2002 compared to $35.5 million as at March 31, 2001. The decrease in total assets was principally due to decreases in Goodwill of $7.4 million resulting from the Goodwill impairment charge previously discussed and fixed asset write downs of Hip Coin's video arcade equipment totaling $2.0 million.

The accounts receivable balance as at March 31, 2002 was $19.9 million (35 days outstanding) compared to $18.8 million (37 days outstanding) as at March 31, 2001.

As at March 31, 2002, total inventory on hand was $22.2 million (with inventory turning at 11.4 times) compared to $22.7 million last year (turning 7.5 times).

Accounts payable as at March 31, 2002 was $35.9 million (representing approximately 35 days outstanding) compared to $30.7 million (39 days outstanding) as at March 31, 2001.

Risk Factors

All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Dependence on Key Suppliers

The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and marketing resources than Hip, will not refuse to supply Hip, and independently market their products which compete with Hip's products in the future or will not otherwise discontinue their relationships with or support of the Company. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition.

Fluctuations in Operating Results

Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's distribution business have been historically narrow, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's selling and general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel, or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology

The markets for Hip's products are characterized by rapid technological advances, evolving industry standards and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users requirements and to achieve market penetration.

Dependence on Key Personnel

The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team would have a material adverse effect on Hip's operations and business prospects.

Risks Associated with Product Returns: Price Protection

Consistent with industry practice in certain circumstances, the Company allows retailers and end users to return products for credits toward the purchase of additional products. In addition, the Company's promotional activities include free trial and satisfaction guaranteed offers. Competitors' promotional or other activities could cause returns to increase sharply at any time. Further, the Company expects that the rate of product returns could increase above historical levels to the extent that the Company introduces new versions. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products and is likely to face increasing price competition.

Foreign Exchange Risk
Most of Hip's purchases of inventory are denominated in U.S. dollars whilst a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Product Concentration
Hip has significant revenues from a relatively few number of products. The introduction of new products and product enhancements by Hip or its competitors, changes in pricing policies by Hip or its competitors and general economic conditions may have a material adverse effect on Hip's revenues.

Competition
Hip faces competition from other companies that supply similar products to those of Hip through similar distribution channels. Such competition may result in reduced revenue and reduced margins, or both. Hip may be competing with larger, better-capitalized companies that may be better able to respond to shifts in the marketplace than Hip.

Future Capital Requirements
In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price
Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Risks Related to Possible Acquisitions
Hip may expand its operations or product offerings through the acquisition of additional businesses, products or technologies. There can be no assurance that Hip will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into Hip without substantial expenses, delays or other operational or financial problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on Hip's business, results of operations and financial condition. In addition, there can be no assurance that acquired businesses, products or technologies, if any, will achieve anticipated revenues and income. Acquisitions could also result in dilution where equity securities are issued. The failure of Hip to manage its acquisition strategy successfully could have a material adverse effect on Hip's business, results of operations and financial condition.

RECENTLY ISSUED ACCOUNTING STANDARDS

For the 2003 fiscal year, the Company will adopt the Canadian Institute of Chartered Accountants (CICA) new standard (Section 3870) on the recognition, measurement and disclosure of stock-based compensation and other stock based payments made in exchange for goods and services. This standard is effective for fiscal years beginning on or after January 1, 2002. The Company does not anticipate a material effect on its 2003 fiscal year financial position or results of operations from implementing CICA Section 3870 on stock-based compensation.

Hip Interactive Corp.

Consolidated Financial Statements
March 31, 2002 and 2001

Financial Statement Responsibility

Management is responsible for the preparation of the accompanying financial statements and all other information contained in the Annual Report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles, which involve management's best estimates and judgments based on available information.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable for preparing financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board. The Committee meets periodically with management and the independent auditors to satisfy it that management's responsibilities are properly discharged and to recommend approval of the consolidated financial statements to the Board.

PricewaterhouseCoopers serves as the Company's auditors. PricewaterhouseCoopers' report on the accompanying consolidated financial statements follows. Their report outlines the extent of their examination as well as an opinion on the financial statements.

Arindra Singh
President and Chief Executive Officer

Peter Lee
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway
Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

May 24, 2002

Auditors' Report

To the Shareholders of
Hip Interactive Corp.

We have audited the consolidated balance sheets of **Hip Interactive Corp.** as at March 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Hip Interactive Corp.

Consolidated Balance Sheets

As at March 31, 2002 and 2001

(in thousands of dollars)

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	637	1,891
Accounts receivable	19,937	18,834
Inventory	22,237	22,670
Prepaids and other assets	346	995
Future income taxes (note 13)	3,381	716
Current assets of discontinued operations (note 8)	120	1,102
Current portion of notes receivable (note 3)	486	-
	47,144	46,208
Notes receivable (note 3)	1,405	-
Property and equipment (note 4)	6,393	8,080
Future income taxes (note 13)	1,797	1,939
Goodwill (note 5)	17,818	19,840
Long-term assets of discontinued operations (note 8)	70	6,943
Portfolio investment (note 9)	-	755
	74,627	83,765
Liabilities		
Current liabilities		
Bank indebtedness (note 6)	4,177	5,758
Accounts payable and accrued liabilities	35,942	30,681
Income taxes payable	77	3,748
Current portion of capital lease obligations (note7)	1,271	961
Current liabilities of discontinued operations (note 8)	276	2,482
Provision for loss on discontinued operations (note 8)	1,186	1,771
Advances from shareholders	-	725
	42,929	46,126
Capital lease obligations (note 7)	684	334
Future income taxes (note 13)	199	1,041
Long-term liabilities of discontinued operations (note 8)	-	585
Minority interest	-	225
	43,812	48,311
Shareholders' Equity		
Capital stock (note 11)	38,162	33,367
Other equity (note 11)	3,621	5,570
Contributed surplus (note 11)	2,450	-
Deficit	(13,418)	(3,483)
	30,815	35,454
	74,627	83,765

Commitments and contingencies (note 14)

Approved by the Board of Directors

T. Fenton (signed) Director

T. Cosentino (signed) Director

Hip Interactive Corp.

Consolidated Statements of Operations

(in thousands of dollars, except per share amounts)

	Year ended March 31, 2002 $	Period from January 1, 2000 to March 31, 2001 $
Sales	280,303	193,956
Cost of sales	253,570	169,168
Gross profit	26,733	24,788
Expenses		
Selling, general and administrative	20,678	15,943
Other (note 9)	5,148	-
Interest - net	1,621	807
Amortization of property and equipment	1,764	1,690
Amortization of goodwill	-	1,600
	29,211	20,040
(Loss) earnings from continuing operations before income taxes and minority interest	(2,478)	4,748
Income tax (recovery) provision (note 13)	(2,111)	3,706
Minority interest	-	96
(Loss) earnings from continuing operations for the period	(367)	946
Discontinued operations (note 8)	(2,157)	(4,410)
Net loss for the period	(2,524)	(3,464)
Basic and diluted (loss) earnings per share from continuing operations (note 10)	(0.01)	0.02
Basic and diluted net loss per share (note 10)	(0.06)	(0.09)

Hip Interactive Corp.

Consolidated Statements of Deficit

(in thousands of dollars)

	Year ended March 31, 2002 $	Period from January 1, 2000 to March 31, 2001 $
Deficit - Beginning of period	3,483	19
Net loss for the period	2,524	3,464
Goodwill impairment (note 5)	7,411	-
Deficit - End of period	13,418	3,483

Hip Interactive Corp.

Consolidated Statements of Cash Flows

(in thousands of dollars)

	Year ended March 31, 2002 $	Period from January 1, 2000 to March 31, 2001 $
Cash provided by (used in)		
Operating activities		
Net loss for the period	(2,524)	(3,464)
Items not affecting cash		
Amortization of property and equipment	1,764	1,690
Writedown of property and equipment	2,015	-
Writedown of portfolio investment	755	-
Amortization of goodwill	-	1,600
Loss on sale of PC At Home	240	-
Loss on sale of Microplay assets	478	-
Future income taxes	(3,330)	(1,574)
Other non-cash items	(77)	-
Loss on discontinued operations	2,157	4,410
	1,478	2,662
Net change in non-cash working capital balances (note 17)	(825)	(11,655)
	653	(8,993)
Financing activities		
(Repayments) advances from shareholders	(725)	121
Capital lease obligation advances (repayments)	245	(2,002)
Issuance of Common Shares - net of share issue costs	4,087	9,665
(Decrease) increase in bank indebtedness	(1,581)	5,758
(Decrease) increase in minority interest	(225)	96
	1,801	13,638
Investing activities		
Purchase of property and equipment	(2,022)	(1,661)
Proceeds on sale of assets	205	-
Long-term receivable	(1,891)	-
Investing activities of discontinued operations	-	(1,268)
Acquisition of subsidiaries	-	(6,176)
Purchase of portfolio investments	-	(755)
	(3,708)	(9,860)
Decrease in cash and cash equivalents	(1,254)	(5,215)
Cash and cash equivalents - Beginning of period	1,891	7,106
Cash and cash equivalents - End of period	637	1,891

Supplementary cash flow information (note 17)

Hip Interactive Corp.
Notes to Consolidated Financial Statements
March 31, 2002 and 2001

(in thousands of dollars)

1 The Company

On December 9, 1999, Hip Interactive Corp. (Hip), a private company formed pursuant to the laws of the Province of Ontario in July 1999, and ASI Internet Inc. (ASI), an inactive public company, which was formed pursuant to the laws of the Province of Ontario on December 21, 1995, amalgamated and continued operations as one corporation, pursuant to the Ontario Business Corporations Act, under the name Hip Interactive Corp. (the Company).

During the period from December 9, 1999 to September 30, 2000, the Company acquired twelve companies and organized them into four reportable business segments as follows:

Company	Date acquired	Products
Distribution		
Softek International Inc. (c)	December 9, 1999	PC, video games and accessories
SJS Group Ltd. (c)	March 24, 2000	Console video games, hardware and accessories
Phoenix Home Entertainment Inc. (c)	June 30, 2000	Console video games, hardware and accessories
PC At Home Entertainment Corp. (c)	March 31, 2000	Multi-media and CD ROM
Retail		
Microplayground Entertainment Inc. (a)	December 9, 1999	Coin-operated video game and amusement equipment provider
Canadian Amusement Machines Ltd. (a)	September 7, 2000	Coin-operated video game and amusement equipment provider
Arcade Kiddie Ride Co., Limited (a)	September 30, 2000	Coin-operated video game and amusement equipment provider
Microplay Entertainment and Video Centres Inc. (d)	December 9, 1999	Franchisor of retail specialty stores selling video game and PC software
Interactive media (e)		
Gamesmania Inc. (c)	December 9, 1999	Interactive entertainment E-zine
Software Online Inc. (c)	December 9, 1999	Software and video games E-tailing
Elecplay.com Productions Inc.	August 17, 2000	Developer and producer of television and Internet content
E-commerce solutions		
Operational Excellence Inc. (b)	December 9, 1999	E-commerce solutions provider and website developer

(in thousands of dollars)

a) On January 1, 2001, Canadian Amusement Machines Ltd. and Arcade Kiddie Ride Co., Limited were amalgamated with Microplayground Entertainment Inc. and continued as Microplayground Entertainment Inc.

b) In February 2001, the Company decided to discontinue the business of Operational Excellence Inc.

c) On April 1, 2001, the Company sold its 51% interest in PC At Home Entertainment Corp. (PC At Home) and, on the same date, amalgamated Softek International Inc. (Softek), SJS Group Ltd. (SJS), Phoenix Home Entertainment Inc., Gamesmania Inc. and Software Online Inc. into its wholly owned subsidiary, Hip Interactive Canada Inc.

d) On January 8, 2002, the Company sold substantially all of the assets of its wholly owned subsidiary, Microplay Entertainment and Video Centres Inc.

e) On March 31, 2002, the Company discontinued its Interactive Media segment comprised of the businesses formally carried on by Gamesmania Inc., Software Online Inc. and Elecplay.com Productions Inc. (Elecplay). Subsequent to the year-end, the Company sold the assets of Elecplay.

Consequently, as of April 1, 2002, the ongoing businesses of the Company consist of its video and PC game distribution business and its coin-operated video game and amusement equipment operations.

2 Summary of significant accounting policies

Accounting principles

These consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, provision for customer returns and allowances, and accrued liabilities. Actual results could differ from those estimates.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. At March 31, 2002, the principal subsidiaries of the Company include Hip Interactive Canada Inc. and Microplayground Entertainment Inc.

Portfolio investments

Long-term portfolio investments are accounted for on the cost basis. The carrying values of the investments are written down to net realizable value if there is a loss of value that is considered to be other than temporary.

(in thousands of dollars)

Inventory

Inventory is comprised of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Property and equipment

Property and equipment are stated at the lower of acquisition cost and net recoverable amount. Amortization is provided at the following methods and rates:

Office equipment and furniture	20% to 30%	declining balance
Computer equipment	30%	declining balance
Computer equipment under capital lease	30%	declining balance
Computer software	30% to 100%	declining balance
Video game equipment	5 to 8 years	straight-line
Video game equipment under capital lease	5 to 8 years	straight-line
Leasehold improvements	life of lease	straight-line

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired.

Effective April 1, 2001, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062 with respect to accounting for goodwill. Under this method, goodwill will no longer be amortized but will be subject to an annual evaluation to determine if an impairment in value has occurred. Such evaluation is based on comparing the fair value of the reporting unit to the fair value of goodwill, determined by completing an allocation of the fair value of the reporting unit to all recognized and unrecognized assets resulting in a notional fair value of goodwill which is compared to the carrying value. Where it is determined that the carrying value of goodwill for a particular reporting unit exceeds its fair value, the resulting goodwill impairment loss is recorded. Prior to this new recommendation, the Company amortized goodwill on a straight-line basis over periods varying between ten and twenty years.

Under the transitional provisions of the standard, a transitional goodwill impairment test was carried out, and the resultant impairment in the carrying value of goodwill was recorded as a charge to opening deficit (note 5).

Revenue recognition

Revenue from distribution sales of video and PC games, hardware and related accessories sold by the Company's distribution operations is recognized when the products are shipped, the price is fixed or determinable and collection is reasonably assured. Provisions for the estimated level of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue.

Revenue from coin-operated video centres is recognized on a cash basis.

(in thousands of dollars)

Cost of sales

Included in cost of sales are rebates received from suppliers, which are recorded as earned based on contractual arrangements with suppliers.

Foreign currency translation

Transactions denominated in foreign currencies are translated using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheets dates, whereas other non-monetary assets and liabilities are translated at monthly average rates prevailing at the respective transaction dates. Revenue and expenses are translated at monthly average rates prevailing throughout the year, except for amortization, which is translated at exchange rates prevailing when the related assets were acquired. Exchange gains and losses are reflected in the statements of operations.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws. Valuation allowances are established, where necessary, to reduce future tax assets to the amounts expected to be realized.

Stock options issued to service providers

Stock options issued to service providers are recorded at their fair value at the date of grant. This amount is charged to operations over the periods in which services are rendered.

Stock option plan

The Company has a stock-based compensation plan. No compensation expense is recognized for this plan when shares and share options are granted to employees. Any consideration paid by employees for the purchase of shares or the exercise of share options is credited to share capital. If shares or share options are repurchased from employees, the excess consideration paid over the carrying amount is charged to deficit.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted monthly average number of Common Shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential Common Shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

(in thousands of dollars)

3 Notes receivable

	$
Microplay (a)	877
PC At Home (b)	651
Putting Edge (c)	363
	1,891
Less: Current portion	486
	1,405

a) On January 7, 2002, the Company sold substantially all of the assets of its wholly owned subsidiary, Microplay Entertainment and Video Centres Inc. (Microplay), for proceeds totalling $1,305 comprised of cash consideration of $205 and a promissory note receivable for the balance payable in annual instalments of $150 per annum over the next four years with the balance payable at the end of year five. The promissory note bears interest at 5% per annum and is secured by a general security agreement over the Microplay assets. The Company may receive additional consideration of up to $250 by November 2003, based on the purchaser achieving certain revenue thresholds related to the acquired assets. Additional contingent consideration has not been recognized and will be recorded, when received, as a gain on sale. Accordingly, the Company realized a loss on disposal of $478 (note 9).

b) Effective April 1, 2001, the Company sold its 51% interest in PC At Home to its previous owners for proceeds totalling $709 (US$450), realizing a loss of $240 (note 9). The proceeds consist of a promissory note receivable payable in annual instalments over the next two years, which bears interest at the U.S. prime rate and is secured by personal guarantees from the purchasers.

c) During the year, the Company advanced $400 to a company owned 50% by a director of Hip. The loan is repayable over a period of 30 months, bears interest at 10% per annum and is unsecured.

(in thousands of dollars)

4 Property and equipment

			2002
	Cost $	Accumulated amortization $	Net $
Office equipment and furniture	1,026	(323)	703
Computer equipment	1,154	(289)	865
Computer equipment under capital lease	435	(80)	355
Computer software	274	(199)	75
Video game equipment	4,263	(2,549)	1,714
Video game equipment under capital lease	2,875	(671)	2,204
Leasehold improvements	700	(223)	477
	10,727	(4,334)	6,393

			2001
	Cost $	Accumulated amortization $	Net $
Office equipment and furniture	880	(216)	664
Computer equipment	679	(277)	402
Computer equipment under capital lease	478	(72)	406
Computer software	522	(145)	377
Video game equipment	4,732	(677)	4,055
Video game equipment under capital lease	1,753	(218)	1,535
Leasehold improvements	780	(139)	641
	9,824	(1,744)	8,080

(in thousands of dollars)

5 Goodwill

Under the new recommendations of CICA Handbook Section 3062, the Company completed the initial step of the transitional impairment test of its goodwill as of April 1, 2001 in accordance with the standard and determined that, based on an assessment of the fair values of the goodwill relating to its Interactive Media and Microplay reporting units compared to the carrying values, a goodwill impairment loss was required. The Company completed the final step of the transitional impairment test and the resulting impairment loss of $7,411 was charged to opening deficit as at April 1, 2001 in accordance with the standard.

Summarized financial information in respect of the adoption of the new standard is as follows:

	Distribution $	Retail $	Total continuing operations $	Discontinued $	Total $
Balance - March 31, 2001	13,554	6,286	19,840	4,823	24,663
Transitional impairment	-	(2,588)	(2,588)	(4,823)	(7,411)
Additions	884	-	884	-	884
Other impairment	-	(318)	(318)	-	(318)
Balance - March 31, 2002	14,438	3,380	17,818	-	17,818

	Year ended March 31, 2002 $	Period ended March 31, 2001 $
Reported net loss	(2,524)	(3,464)
Goodwill amortization	-	1,600
Adjusted net loss	(2,524)	(1,864)
Net loss per share basic and diluted	(0.06)	(0.09)
Reported goodwill amortization per share	-	0.04
Adjusted basic and diluted net loss per share	(0.06)	(0.05)

(in thousands of dollars)

6 Bank indebtedness

On May 14, 2001, the Company entered into a new three-year committed revolving loan facility, the maximum amount being the lesser of:

a) $30,000; and

b) an amount equal to the sum of:

   i) 75% of SJS and Softek eligible accounts receivable less than 90 days old, plus;

   ii) the lesser of (a) 50% of the value of SJS and Softek finished goods held for resale or (b) 80% of the liquidation value of such finished goods or (c) the sum of $10,000; less

   iii) any availability reserves that the lender may determine.

In addition, the Company has a $5,000 credit facility available for use for acquisitions.

The loan bears interest at the bank's prime rate plus 0.5% per annum and is secured by a general security agreement with a first charge against all of the assets of the Company.

As at March 31, 2002, the Company has utilized $4,177 of the $30,000 line of credit. The Company has not drawn on the $5,000 acquisition credit facility.

7 Obligations under capital leases

The Company has entered into leasing agreements for computer equipment and video game equipment. The following is a summary of the future minimum lease payments under these capital leases expiring at various dates, together with the present balance of the obligations:

	Continuing operations $	Discontinued operations $
2003	1,271	119
2004	539	-
2005	92	-
2006	30	-
2007	23	-
	1,955	119
Less: Current portion	1,271	119
	684	-

The capital leases bear interest at varying rates between 7.5% to 13.0% and are secured by the related equipment.

(in thousands of dollars)

8 Discontinued operations

On March 28, 2002, the Company approved a formal plan of disposal in connection with its Interactive Media segment. Subsequent to year-end, the Company sold the assets of Elecplay and management intends to wind down the remaining operations by June 30, 2002.

In February 2001, the Company decided to discontinue the operations of Operational Excellence Inc.

As a result, at March 31, 2002 and 2001, the operations related to these businesses were accounted for as discontinued operations and have been segregated in the consolidated financial statements.

The results associated with the discontinued operations are summarized as follows:

			2002			2001
	Interactive Media $	Operational Excellence Inc. $	Total $	Interactive Media $	Operational Excellence Inc. $	Total $
Revenue	3,712	-	3,712	1,295	5,447	6,742
Loss from discontinued operations (1)	1,254	-	1,254	1,133	1,506	2,639
Loss on discontinuance of operations (2)	903	-	903	-	1,771	1,771
Discontinued operations	2,157	-	2,157	1,133	3,277	4,410
Cash and cash equivalents	-	26	26	-	70	70
Accounts receivable	77	-	77	427	141	568
Inventory	-	-	-	-	8	8
Prepaids and other assets	-	17	17	377	79	456
Current assets of discontinued operations	77	43	120	804	298	1,102
Property and equipment	70	-	70	1,433	687	2,120
Goodwill	-	-	-	4,823	-	4,823
Long-term assets of discontinued operations	70	-	70	6,256	687	6,943
Accounts payable and accrued liabilities	9	148	157	786	1,378	2,164
Current portion of capital lease obligations	119	-	119	138	180	318
Current liabilities of discontinued operations	128	148	276	924	1,558	2,482
Long-term liabilities of discontinued operations	-	-	-	231	354	585
Provision for loss on discontinued operations	451	735	1,186	-	1,771	1,771

(1) net of tax of $647 (2001 - $792)
(2) net of tax of $343 (2001 - $nil)

(in thousands of dollars)

9 Other expenses

Included in other expenses in the statements of operations are the following items:

	$
Writedown of Microplayground video game equipment	2,015
Writedown of portfolio investment	755
Loss on disposal of Microplay	478
Provision for severance costs (1)	1,056
Aborted acquisition costs	292
Loss on disposal of PC At Home	240
Head office relocation and other	312
	5,148

1) During the year, the Company terminated certain consulting contracts, which have been included in the provision for severance costs.

10 Loss per share

The calculation of basic and diluted loss per share from continuing operations is as follows:

	March 31, 2002		
	Loss $	Weighted average number of shares 000's	Per share amount $
Basic loss per share from continuing operations	(367)	43,460	(0.01)
Effect of dilutive securities			
Options -		409	-
Series A preference shares which are convertible	-	1,360	-
Diluted loss per share from continuing operations			
Income available to common shareholders	(367)	45,229	(0.01)
Basic loss per share	(2,524)	43,460	(0.06)
Effect of dilutive securities			
Options -		409	-
Series A preference shares which are convertible	-	1,360	-
Diluted loss per share	(2,524)	45,229	(0.06)

Hip Interactive Corp.

Notes to Consolidated Financial Statements
March 31, 2002 and 2001

(in thousands of dollars)

			March 31, 2001
	Earnings (loss) $	**Weighted average number of shares 000's**	**Per share amount $**
Basic earnings per share from continuing operations	946	36,946	0.02
Effect of dilutive securities			
Warrants	-	594	-
Options	-	1,132	-
Series A preference shares which are convertible	-	1,280	-
Diluted earnings per share from continuing operations			
Income available to common shareholders	946	39,952	0.02
Basic loss per share	(3,464)	36,946	(0.09)
Effect of dilutive securities			
Warrants	-	594	-
Options	-	1,132	-
Series A preference shares which are convertible	-	1,280	-
Diluted loss per share	(3,464)	39,952	(0.09)

Warrants to purchase 5,734,425 (2001 - 3,829,880) Common Shares and options to purchase 3,737,634 (2001 - 739,000) were outstanding during the period but were excluded from the calculations of diluted earnings per share due to their anti-dilutive effect. 3,859,898 (2001 - 5,219,720) series A preference shares were excluded as they are considered contingently issuable and will only be included once necessary conditions have been satisfied.

(in thousands of dollars)

11 Capital stock

Authorized
An unlimited number of Common Shares
An unlimited number of preference shares, issuable in series
6,500,000 series A preference shares, non-voting, not entitled to dividends and have no preference over the Common Shares

Issued

	2002 $	2001 $
50,010,077 (2001 - 42,577,459) Common Shares	38,162	33,367
Other equity		
2,907,820 warrants issued in connection with the private placement (ii)	529	-
337,205 broker warrants issued in connection with the private placement (ii)	112	-
250,000 warrants issued in connection with acquisition of Gamesmania Inc. which expire on December 9, 2002	339	339
2,239,400 compensation warrants in connection with December 9, 1999 financing (a)	1,757	1,757
6,500,000 series A preference shares convertible into Common Shares to be issued in connection with acquisition (notes 18(a) and (iii))	884	1,024
2,850,800 common share purchase warrants issued in connection with Class A special warrants (i)	-	1,934
189,540 non-transferrable special brokers' warrants (i)	-	176
600,000 warrants issued in connection with acquisition of Phoenix Home Entertainment Inc. (note 18(c))	-	340
	3,621	5,570
Contributed surplus		
2,850,800 common share purchase warrants issued in connection with Class A special warrants (i)	1,934	-
189,540 non-transferrable special brokers' warrants (i)	176	-
600,000 warrants issued in connection with acquisition of Phoenix Home Entertainment Inc. (note 18(c))	340	-
	2,450	-

a) Comprised of 730,000 which expire on December 9, 2002 and 1,509,400 which expire on December 9, 2003

(in thousands of dollars)

Issued and outstanding

	Number of Common Shares	$
Balance - January 1, 2000	32,744,064	19,970
Issued on conversion of Class A and B special warrants	3,790,800	7,343
SJS acquisition (note 18(a))	3,000,000	2,837
Phoenix acquisition (note 18(c))	2,500,000	2,673
Canadian Amusement Machines Ltd. (note 18(e))	325,000	314
Brokers' warrants exercised	51,719	37
Common Shares issued in connection with services	25,000	50
Options exercised	140,876	143
Balance - March 31, 2001	42,577,459	33,367
Issued in connection with private placement (ii)	5,815,639	3,538
Issued on conversion of series A preference shares (iii)	1,280,280	1,024
Issued to employees	315,000	211
Options exercised	21,699	22
Balance - March 31, 2002	50,010,077	38,162

i) Effective March 24, 2000, the Company issued and sold, on a private placement basis, 2,850,800 Class A special warrants, pursuant to a special warrant indenture. The Class A special warrants were issued at a price of $2.67 for gross proceeds of $7,612. The special warrant indenture entitled the holder to one Common Share and one common share purchase warrant, which were exercised on June 28, 2000 for no additional consideration. Each common share purchase warrant entitles the holder to purchase one Common Share at a purchase price of $2.85. The common share purchase warrants, fair valued at $1,934, expired unexercised.

Pursuant to an underwriting agreement dated March 24, 2000, the Company also issued 940,000 Class B special warrants at a price of $2.67 for gross proceeds of $2,510. All of the Class B special warrants were exercised on March 24, 2000 and entitled the holder, for no additional consideration, to one Common Share.

In connection with the March 24, 2000 agreements, the underwriters received an aggregate of 189,540 non-transferable special brokers' warrants of the Company. The fair value attributed to the non-transferable special brokers' warrants was $176. The special broker warrants expired unexercised.

Class A and Class B special warrants are recorded net of cash and non-cash costs of $1,307, net of tax benefit of $462.

(in thousands of dollars)

ii) On January 23 and February 21, 2002, the Company issued and sold, on a private placement basis, 5,687,214 Units and 128,425 Units, respectively. Each Unit consisted of one Common Share and one-half of one common share purchase warrant, at a price of $0.75 per unit, except for 755,000 Units issued and sold to "insiders" of the Corporation at a price of $0.80 per Unit. Each whole common share purchase warrant is exercisable for one Common Share at an exercise price of $0.94 per share to July 23, 2003 and August 21, 2003, respectively.

The purchase price allocated to the 5,815,639 Common Shares was $3,538 (net of issue costs of $290) and the purchase price allocated to the 2,907,820 common share purchase warrants was $529 (net of issue costs of $43). In connection with the private placement, the Company issued 337,205 broker warrants at the same time. The fair value attributed to the broker warrants was $112. As at year-end, all of the warrants remain outstanding. Cash and non-cash costs associated with the private placement were approximately $333, net of tax benefit of $114.

iii) The series A preference shares are convertible into Common Shares of the Company, on a one-for-one basis, for no additional consideration based on SJS achieving an earnings target for each period up to and including March 31, 2004, but only if SJS achieves pre-tax earnings in excess of $4,000 for each of the 12-month periods ended March 31, 2003 and $5,000 for the period from April 1, 2004 to March 31, 2004. Preference shares are convertible into one Common Share for every $2.00 of pre-tax period earnings in excess of the base amounts. Any unconverted series A preference shares at March 31, 2004 will be repurchased and cancelled by the Company for the sum of $1. At March 31, 2002, 1,359,822 (2001 - 1,280,280) series A preference shares became convertible to Common Shares as a result of SJS earnings performance. Accordingly, the carrying value of goodwill and of the series A preference shares was increased by $884 (2001 - $1,024) based on the closing price of the Company's Common Shares on March 31, 2002 of $0.65 (2001 - $0.80).

As the additional contingent consideration for periods after March 2002 cannot be reasonably estimated at this time, it will be recorded as an adjustment to goodwill and to the carrying value of the series A preference shares in the period that the shares are earned.

(in thousands of dollars)

12 Stock option plan

Under the terms of the stock option plan, the Company may grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the plan is 8,000,000 (2001 - 6,000,000) shares. The exercise price of options issued under the plan equals the five-day weighted average closing market price of the underlying shares calculated for the five-day trading period prior to the date of the grant. Options vest one-third immediately upon the grant, one-third on the first anniversary of the grant and the final third on the second anniversary of the grant. Unless otherwise stipulated, options expire on the fifth anniversary of the date of the grant.

At March 31, 2002, 2,695,466 Common Shares are reserved for issuance under the stock option plan.

	2002		2001	
	Shares (in thousands)	Weighted average exercise price $	Shares (in thousands)	Weighted average exercise price $
Outstanding - Beginning of period	4,522	1.42	2,004	1.00
Granted	1,809	0.81	2,935	1.66
Exercised	(22)	1.19	(141)	1.02
Forfeited	(1,005)	1.28	(276)	1.33
Outstanding - End of period	5,304	1.21	4,522	1.42
Options vested at period-end	3,543	1.30	1,364	1.42

The following table summarizes information about fixed stock options outstanding at March 31, 2002.

Range of exercise prices $	Number outstanding at March 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number vested at March 31, 2002	Options exercisable - weighted average exercise price $
$0.50 to $0.99	1,629,400	4.15	0.78	567,467	0.78
$1.00 to $1.49	2,351,134	2.47	1.06	1,945,300	1.05
$1.50 to $1.99	755,000	3.06	1.67	503,333	1.67
$2.00 to $2.49	184,000	1.76	2.06	142,333	2.06
$2.50 to $2.99	385,000	2.98	2.58	385,000	2.58

(in thousands of dollars)

13 Income taxes

	2002 $	2001 $
(Loss) earnings from continuing operations before income taxes and minority interest	(2,478)	4,748
Combined basic federal and provincial income tax rate	40%	44%
Expected income tax expense	(991)	2,089
Non-deductible expenditures		
Goodwill	-	796
Other items non-deductible for tax purposes	452	418
Change in valuation allowance	(1,739)	230
Rate adjustment due to change in substantively enacted rates	115	173
Other	52	-
Income tax (recovery) provision	(2,111)	3,706

As at March 31, 2002, the Company has available losses for tax purposes that may be used to reduce taxable income in future years, which expire as follows:

	$
2006	164
2007	2,142
2008	7,074
2009	2,543

The significant components of future income tax assets and liabilities are summarized as follows:

	2002 $	2001 $
Future income tax assets		
Share issue costs	495	703
Non-capital loss carry-forwards	4,455	4,262
Provisions	644	-
Capital losses	155	-
Difference in net book value compared to unamortized capital cost	(199)	(1,041)
Valuation allowance	(571)	(2,310)
Net future income tax assets	4,979	1,614

The valuation allowance decreased by $1,739 during 2002. Realization of the future tax benefit is dependent upon many factors, including the Company's ability to generate taxable income within the loss carry-forward periods.

(in thousands of dollars)

The current year's provision is comprised of the following:

	2002 $	2001 $
Current	115	4,094
Future	(2,226)	(388)
Income tax (recovery) provision	(2,111)	3,706

14 Commitments and contingencies

a) Lease commitments

The Company is obligated to make future minimum annual lease payments under operating leases for vehicles, office equipment and premises, excluding taxes, as follows:

	$
2003	1,031
2004	1,046
2005	895
2006	404
Thereafter	-
	3,376

b) Contingencies

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material adverse effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statements of operations in the year such loss is determinable.

(in thousands of dollars)

15 Related party transactions

The following table summarizes the Company's related party transactions during the year and balances at the end of the year. The transactions are in the normal course of operations and have been carried out on the same terms as would apply with unrelated parties.

	2002 $	2001 $
Consulting fees paid to Directors for services rendered (1)	174	25
Contractual obligations including stock options granted to Directors of the Company for consulting agreements terminated on March 31, 2002 (1)	611	-
Video game equipment under capital leases from a company owned (50%) by a Director		
Lease payments made during the year (1)	252	315
Obligation - at end of the year	770	528
Amounts advanced to a company owned (50%) by a Director of the Company		
Amounts advanced	400	-
Note receivable - at end of the year (note 3(c))	363	-

1) Included in selling, general and administrative expenses

(in thousands of dollars)

16 Segmented information

Management has determined that there are two reportable segments: distribution and retail. Distribution consists of the reselling of video and PC games, hardware and related accessories. Retail is comprised of the operation of amusement games. Substantially all external sales are to customers located in Canada and all property and equipment and goodwill are related to Canadian operations.

Previously, the Company reported three reportable segments (of which one was discontinued) and, accordingly, the prior year's comparatives have been restated.

	Year ended March 31, 2002			
	Distribution $	**Retail $**	**Corporate $**	**Total $**
Sales	273,727	6,576	-	280,303
Gross profit	23,571	3,162	-	26,733
Selling, general and administrative	12,785	3,626	4,267	20,678
Other	-	2,938	2,210	5,148
Interest	-	-	1,621	1,621
Amortization	740	838	186	1,764
	13,525	7,402	8,284	29,211
Earnings (loss) before income tax	10,046	(4,240)	(8,284)	(2,478)
Income tax recovery	-	-	2,111	2,111
Earnings (loss) from continuing operations	10,046	(4,240)	(6,173)	(367)
Discontinued operations	-	-	(2,157)	(2,157)
Net earnings (loss) for the period	10,046	(4,240)	(8,330)	(2,524)
Assets				
Continuing operations	42,937	3,625	27,875	74,437
Discontinued operations	-	-	-	190
	42,937	3,625	27,875	74,627
Capital expenditures and goodwill	931	1,091	884	2,906

(in thousands of dollars)

Major suppliers

Approximately 36% (2001 - 32%) of the Company's purchases relate to products manufactured and published by one company.

	Period from January 1, 2000 to March 31, 2001			
	Distribution $	**Retail $**	**Corporate $**	**Total $**
Sales	186,233	7,723	-	193,956
Gross profit	20,773	4,015	-	24,788
Selling, general and administrative	8,915	3,882	3,146	15,943
Interest	-	-	807	807
Amortization	420	981	289	1,690
Amortization of goodwill	-	-	1,600	1,600
	9,335	4,863	5,842	20,040
Earnings (loss) before income tax and minority interest	11,438	(848)	(5,842)	4,748
Minority interest	-	-	(96)	(96)
Income tax provision	-	-	(3,706)	(3,706)
Earnings (loss) from continuing operations	11,438	(848)	(9,644)	946
Discontinued operations	-	-	(4,410)	(4,410)
Net earnings (loss) for the period	11,438	(848)	(14,054)	(3,464)
Assets				
Continuing operations	42,873	6,903	25,944	75,720
Discontinued operations	-	-	-	8,045
	42,873	6,903	25,944	83,765
Capital expenditures and goodwill	13,438	3,109	1,024	17,571

Hip Interactive Corp.

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

(in thousands of dollars)

17 Supplementary cash flow information

Net changes in non-cash working capital amounts relating to operations:

	2002 $	2001 $
Accounts receivable	(1,103)	(3,579)
Inventory	433	(13,202)
Prepaids and other assets	649	(649)
Accounts payable and accrued liabilities	5,261	6,321
Income taxes payable	(3,671)	2,442
Note payable	-	(348)
Operating activities of discontinued operations	(2,394)	(2,640)
	(825)	(11,655)

Supplementary disclosures of cash flow information:

	2002 $	2001 $
Interest paid	1,298	1,368
Income taxes paid	3,784	802
Shares issued for services	211	50
Other equity issued in connection with private placement, acquisitions and series A preference shares	1,525	5,570

(in thousands of dollars)

18 Business acquisitions

During the period ended March 31, 2001, the Company completed the following acquisitions, which have been accounted for using the purchase method of accounting. For each of the acquisitions, the results of operations are included in the Company's consolidated statements of operations for the period since each of the respective acquisitions.

a) On March 24, 2000, the Company acquired all the issued and outstanding shares of SJS, a distributor of video games and related hardware. The total purchase price of $10,827 is summarized as follows:

	$
Cash payment	7,900
Issuance of 3,000,000 Common Shares	2,837
Issuance of 6,500,000 series A preference shares (note 11(iii))	-
Costs of acquisition and assumption of other liabilities	90
	10,827

The purchase price was allocated as follows:

	$
Cash acquired	2,048
Non-cash working capital	2,060
Property and equipment	493
Assumption of liabilities	(2,739)
Goodwill	8,965
	10,827

b) On March 31, 2000, the Company purchased 51% of the issued and outstanding shares of PC At Home, distributor of multi-media and CD-ROM titles in Latin America, the Caribbean and the United States Hispanic market, for cash consideration of $nil plus acquisition costs of $24 and the agreement to provide ongoing financial assistance in the form of shareholder loans.

The purchase price was allocated as follows:

	$
Cash acquired	254
Non-cash working capital	130
Assumption of liabilities	(230)
Minority interest	(130)
	24

(in thousands of dollars)

On April 1, 2001, the Company sold its interest in PC At Home and recorded a loss on disposition of $240.

c) On June 30, 2000, the Company purchased all the issued and outstanding shares of Phoenix Home Entertainment Inc., a distributor of video games software, hardware and related accessories, for consideration of 2,500,000 Common Shares of the Company valued at $2,673 and 600,000 warrants. Each warrant entitles the holders to purchase one Common Share at $3.00 per share, exercisable at any time up to December 31, 2001, and valued at $340. The warrants expired unexercised.

The purchase price was allocated as follows:

	$
Cash acquired	32
Non-cash working capital deficiency	(184)
Property and equipment	172
Assumption of liabilities	(20)
Goodwill	3,013
	3,013

d) On August 17, 2000, the Company purchased all the issued and outstanding shares of Elecplay.com Productions Inc., a developer and producer of television and Internet content for worldwide distribution, for consideration of 39,265 Common Shares of Operational Excellence Inc. (a wholly owned subsidiary of the Company) valued at $3,000. As a result, the Company's interest in this subsidiary has been reduced and the Company has recognized a dilution gain from the issuance of these shares totalling $2,246, which has been included in loss from discontinued operations.

The purchase price was allocated as follows:

	$
Non-cash working capital deficiency	(24)
Property and equipment	227
Assumption of liabilities	(17)
Goodwill	2,814
	3,000

During fiscal 2001, the Company decided to discontinue the business of Operational Excellence Inc. (note 8).

(in thousands of dollars)

e) On September 7, 2000, the Company purchased all the issued and outstanding shares of Canadian Amusement Machines Ltd., a coin-operated video game and amusement equipment provider, for consideration of 325,000 Common Shares of the Company valued at $314.

The purchase price was allocated as follows:

	$
Cash acquired	73
Non-cash working capital deficiency	(223)
Property and equipment	1,577
Other long-term liabilities	(1,048)
Future income tax liability	(65)
	314

f) On September 30, 2000, Canadian Amusement Machines Ltd. purchased all the issued and outstanding shares of Arcade Kiddie Ride Co., Limited, an arcade kiddie rides' provider, for cash consideration of $500.

The purchase price was allocated as follows:

	$
Cash acquired	37
Non-cash working capital deficiency	(14)
Property and equipment	787
Future income tax liability	(310)
	500

19 Financial instruments

a) Credit risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition.

b) Fair value of financial instruments

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. Unless otherwise indicated, the fair values of the financial instruments approximate their recorded amounts. The fair values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate recorded amounts because of the short period to payment or receipt of cash.

(in thousands of dollars)

20 Subsequent event

Subsequent to year-end, the Company filed a normal course issuer bid to purchase its own Common Shares for cancellation.

21 Comparative figures

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.